# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Byrna Technologies Inc., CIK 0001354866
CUSIP: 12448X201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Burtt Road, Suite 115, Andover, Massachusetts (MA), 01810
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001437749-23-034588
Filed by CIK 0001318455
Persons authorized to receive notices and communications: Bryan Scott Ganz, c/o Northeast Industrial Partners LLC, 300 Tradecenter Dr., Suite 7640, Woburn, Massachusetts (MA), Zip, 01801

## Reporting persons
- Bryan S. Ganz (CIK 0001318455): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,500,990; shared voting power 795,645; sole dispositive power 1,500,990; shared dispositive power 795,645; aggregate amount beneficially owned 2,296,635 (9.6% of the class)
  Comment: Consists of (i) 984,323 shares of common stock, par value $0.001, of Byrna Technologies Inc. ("Common Stock") held by Mr. Ganz, (ii) up to 516,667 shares of Common Stock issuable upon exercise of stock options held by Mr. Ganz that are exercisable within 60 days of the date hereof (all of which are "out-of-the-money" as of the date hereof), (iii) 243,859 shares of Common Stock held by Northeast Industrial Partners LLC ("NEIP"), over which Mr. Ganz has shared voting and dispositive power, (iv)70,753 shares of Common Stock held by the Judith L. Ganz Trust VA 04-23-2015, of which Mr. Ganz serves as a trustee (the "2015 Trust"), (v) 11,800 shares of Common Stock held by Li Ganz (fka Li Zhang), Mr. Ganz's wife ("Mrs. Ganz"), and (vi) 469,233 shares of Common Stock held by BSG Family Investment LLC ("BSG"), the sole member of which is the BG 2025 Irrevocable Exempt Trust U/A dated 10/9/2025 (the "2025 Trust"), of which Mr. Ganz has the power to replace the trustee. Mr. Ganz serves as the manager of BSG. Mr. Ganz disclaims beneficial ownership with respect to the shares held by NEIP, the 2015 Trust, the 2025 Trust and Mrs. Ganz, in each case except to the extent of his pecuniary interest therein.
- Northeast Industrial Partners LLC: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 243,859; sole dispositive power 0; shared dispositive power 243,859; aggregate amount beneficially owned 243,859 (1% of the class)
  Comment: Consists of 243,859 shares of Common Stock held by Northeast Industrial Partners LLC.
- Judith L. Ganz Trust VA 04-23-2105: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,753; sole dispositive power 0; shared dispositive power 70,753; aggregate amount beneficially owned 70,753 (0.3% of the class)
  Comment: Consists of 70,753 shares of Common Stock held by the Judith L. Ganz Trust VA 04-23-2015, of which Mr. Ganz serves as a trustee.
- Li Ganz (fka Li Zhang): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,800; sole dispositive power 0; shared dispositive power 11,800; aggregate amount beneficially owned 11,800 (0.05% of the class)
  Comment: Consists of 11,800 shares of Common Stock held by Mrs. Ganz.
- BSG Family Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 469,233; sole dispositive power 0; shared dispositive power 469,233; aggregate amount beneficially owned 469,233 (2% of the class)
  Comment: Consists of 469,233 shares of Common Stock held by BSG Family Investment LLC.
- BG 2025 Irrevocable Exempt Trust U/A Dated 10/9/2025: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 469,233; sole dispositive power 0; shared dispositive power 469,233; aggregate amount beneficially owned 469,233 (2% of the class)
  Comment: Consists of 469,233 shares of Common Stock held by BSG Family Investment LLC, of which the trust is the sole member.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Byrna Technologies Inc.
Address of issuer's principal executive offices: 100 Burtt Road, Suite 115, Andover, Massachusetts (MA), 01810
Comment:
SCHEDULE 13D - EXPLANATORY NOTE - This Amendment No. 4 to the statement on Schedule 13D ("Amendment No. 4") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on December 15, 2023, as amended by Amendment No.1 to Schedule13D filed on November 4, 2025, Amendment No. 2 filed on July 28, 2026 and Amendment No. 3 filed on August 12, 2026 (as amended, the "Schedule 13D") and relates to the shares of common stock, par value $0.001 ("Common Stock") of Byrna Technologies Inc. ("Byrna", the "Company" or the "Issuer") beneficially owned by the Reporting Persons.
In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (1) Bryan Scott Ganz, an individual ("Mr. Ganz"), (2) the Judith L. Ganz Trust VA 04-23-2015 (the "2015 Trust"); (3) Northeast Industrial Partners LLC, a Massachusetts limited liability company ("NEIP"); (4) Li Ganz (fka Li Zhang), an individual ("Mrs. Ganz'"); (5) BSG Family Investment LLC, a Delaware limited liability company ("BSG"); and (6) the BG 2025 Irrevocable Exempt Trust U/A dated 10/9/2025, which is the sole member of BSG (the "2025 Trust") (Mr. Ganz, the 2015 Trust, NEIP, Mrs. Ganz, BSG and the 2025 Trust, collectively, the "Reporting Persons"). Mr. Ganz is a trustee of the 2015 Trust and has the power to replace the trustee of the 2025 Trust. Mr. Ganz serves as the manager of BSG.
Residence or business address: The address for each of the Reporting Persons is c/o Bryan Ganz, Northeast Industrial Partners LLC, 300 Tradecenter Dr., Suite 7640, Woburn, MA 01801.
Present principal occupation or employment: Mr. Ganz retired as the Chief Executive Officer of the Issuer on March 2, 2026 and served as a consultant to the issuer for 30 days following his retirement pursuant to an Advisory Agreement dated as of February 26, 2026 and effective on March 2, 2026. Since his retirement from the Issuer, Mr. Ganz's principal occupation is founder and majority shareholder of NEIP. Mrs. Ganz is retired. The principal occupation of NEIP is as a holding company that owns and operates privately held businesses. The principal occupation of the 2015 Trust, the 2025 Trust and BSG is asset management.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Ganz and Mrs. Ganz are each a citizen of the United States of America. NEIP is a Massachusetts limited liability company. BSG is a Delaware limited liability company. The 2015 Trust was created under the laws of Massachusetts. The 2025 Trust was created under the laws of Connecticut.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

There have been no transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 2 to Schedule 13D on July 28, 2026. In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 2,296,635 shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):
The Reporting Persons are making this filing to disclose the following information:

In his last 13D filing, Mr. Ganz reported that as part of his conversations with five of the Company's board members, he provided the Board with the names of "two highly qualified board candidates, each of whom have built businesses worth several hundreds of millions or billions of dollars over their careers and each of whom have served on numerous public boards." Both individuals are luminaries with proven track records building extremely successful businesses that have a direct connection to the Company's business.

Mr. Ganz is pleased that the Byrna Board has decided to bring one of these candidates, Matt McBrady, onto the Byrna Board and to include him in their proposed Board slate for the upcoming shareholders meeting.

In Mr. Ganz's view, Mr. McBrady brings unparalleled experience in the less-lethal market, having been a director of Axon (TASER) from 2001 to 2014 and again from late 2016 through early 2026. Mr. McBrady joined the TASER Board for the first time several months before its IPO when annual revenues were in the single-digit millions of dollars and then left when he became the CIO of Blackrock's Multi-strategy hedge fund platform.

Mr. McBrady rejoined the TASER Board in late 2016 as TASER was making the transition from TASER to Axon Enterprise, a company focused on body cameras and data storage / retrieval. During this second stint at Axon, Axon's sales climbed from approximately $200 million in 2017 to more than $3.2 billion in the trailing twelve months before he termed off Axon's board, a 15-fold increase. During that same time, Axon's stock appreciated 25-fold because of the successful transition of the business from a mere weapons company to a solutions-oriented company employing a SaaS driven platform.

While Mr. Ganz is disappointed that the Board did not agree to include his second (similarly qualified and experienced) candidate on the proposed slate for the upcoming shareholders meeting, he is hopeful that as part of the Company's stated ongoing goal of upgrading the Board, that the Board will reconsider this director candidate in the near future.

In accordance with the amendment to Mr. Ganz's employment agreement entered into last February in connection with his retirement from the Company, he supports the Board's proposed slate for the upcoming shareholders meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each Reporting Person is record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person's cover sheet. Such percentage was calculated based on 23,404,754 shares of Common Stock outstanding as of August 18, 2026 as reported in the Issuer's Proxy Statement on Schedule 14A filed on September 2, 2026. Notwithstanding the foregoing, Mr. Ganz hereby disclaims beneficial ownership with respect to the securities held by NEIP, the 2015 Trust, the 2025 Trust and Mrs. Ganz except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: For the number of shares of Common Stock with respect to which each Reporting Person has sole power to vote or direct the vote, see line 7 of each cover sheet. For the number of shares of Common Stock with respect to which each Reporting Person has shared power to vote or direct the vote, see line 8 of each cover sheet. For the number of shares of Common Stock over which each Reporting Person has sole power to dispose or to direct the disposition, see line 9 of each cover sheet. For the number of shares of Common Stock over which each Reporting Person has shared power to dispose or to direct the disposition, see line 10 of each cover sheet.
Transactions in the class effected during the past sixty days:
As previously reported on Amendment No. 2 to this Schedule 13D filed on July 28, 2026, the Reporting Persons effected the following open market transactions in the Issuer's Common Stock in the past sixty days:
(i) On July 17, 2026, Mrs. Ganz purchased 8,000 shares at a price of $3.39 per share;
(ii) On July 17, 2026, Mr. Ganz, through an Inherited IRA, purchased 44,200 shares at a weighted average price of $3.4298 per share, with purchase prices ranging from $3.35 to $3.47 per share; and
(iii) On July 24, 2026, Mr. Ganz exercised restricted stock units ("RSUs') for 565,000 shares previously issued to him as compensation and no funds were expended in connection with the RSUs.

Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above and in the Schedule 13D, including all amendments thereto, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1- Joint Filing Agreement

https://vvww.sec.gov/Archivesiedgar/data/1318455/000143774923034588/ex_594732.htm

## Signatures
- Bryan S. Ganz: /s/ Bryan Scott Ganz, Bryan Scott Ganz (09/08/2026)
- Northeast Industrial Partners LLC: /s/ Bryan Scott Ganz, Manager (09/08/2026)
- Judith L. Ganz Trust VA 04-23-2105: /s/ Bryan Scott Ganz, Trustee (09/08/2026)
- Li Ganz (fka Li Zhang): /s/ Li Ganz, Li Ganz (09/08/2026)
- BSG Family Investment LLC: /s/ Bryan Scott Ganz, Manager (09/08/2026)
- BG 2025 Irrevocable Exempt Trust U/A Dated 10/9/2025: /s/ Stephen Fessler, Trustee (09/08/2026)